Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

JUNIPER II CORP.

Pursuant to Section 242 of the

Delaware General Corporation Law

JUNIPER II CORP. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is Juniper II Corp.

2.

The Corporation’s certificate of incorporation was filed in the office of the Secretary of State of the State of Delaware on December 30, 2020 (as amended through the date hereof, the “Original Certificate”). An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on November 3, 2021 (the “Amended and Restated Certificate of Incorporation”).

3.	This First Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

4.

This First Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of at least fifty percent (50%) of all then outstanding shares of the Common Stock in accordance with Section 9.1 of the Amended and Restated Certificate of Incorporation.

5.	The text of sub-paragraph (b) of Section 9.1 of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriter’s over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2021 (as amended, the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay franchise and income taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation does not complete its initial Business Combination by November 8, 2023, which may be extended pursuant to Section 9.2(d) below (such date, as it may be extended, the “Deadline Date”) or such earlier date as determined by the Board to be in the best interests of the Company and (iii) the redemption of shares in connection with a vote seeking to amend any provisions of the Amended and Restated Certificate relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7). Holders of shares of the Corporation’s Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are members or affiliates of Juniper II Management, LLC (the “Sponsor”) or officers or directors of the Corporation) are referred to herein as “Public Stockholders.”

6.	Sub-paragraph (c) of Section 9.1 of the Amended and Restated Certificate of Incorporation is hereby deleted in its entirety.

7.	The text of sub-paragraph (a) of Section 9.2 of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.

8.	The Amended and Restated Certificate of Incorporation is hereby amended by adding the following paragraph to the end of sub-paragraph (d) of Section 9.2:

Notwithstanding the foregoing or any other provisions of this Amended and Restated Certificate, in the event that the Corporation has not consummated an initial Business Combination by the Deadline Date, without approval of the Corporation’s stockholders, by resolution of the Board, the Corporation may extend the Deadline Date in one-month increments up to three times, unless the closing of an initial Business Combination shall have occurred prior to any such extension.

9.	The text of sub-paragraph (e) of Section 9.2 of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.

10.	Sub-paragraph (f) of Section 9.2 of the Amended and Restated Certificate of Incorporation is hereby deleted in its entirety.

11.	The text of Section 9.7 of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

Additional Redemption Rights. If, in accordance with Section 9.1(a), any amendment is made to this Amended and Restated Certificate of Incorporation (i) that would affect the substance or timing of the Corporation’s obligation to provide Public Stockholders the right to have their shares of Class A Common Stock redeemed in connection with an initial Business Combination to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination by the Deadline Date or (ii) with respect to any other provisions relating to the rights of holders of the Class A Common Stock, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its franchise and income taxes, divided by the number of then outstanding Offering Shares.

IN WITNESS WHEREOF, Juniper II Corp. has caused this First Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this 2nd day of May, 2023.

JUNIPER II CORP.

By:	/s/ Murray Grainger
Name: Murray Grainger
Title: Chief Executive Officer

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